Issuer Free Writing Prospectus dated October 3, 2017

Filed Pursuant to Rule 433

Registration No. 333-216451

ENERGY TRANSFER EQUITY, L.P.

$1,000,000,000 4.25% Senior Notes due 2023

Pricing Term Sheet

Issuer:	Energy Transfer Equity, L.P.

Security Type:	Senior Notes

Issue Ratings (Moody’s / S&P)*:	Ba2 / BB-

Pricing Date:	October 3, 2017

Settlement Date:	October 18, 2017 (T + 10)

Maturity Date:	March 15, 2023

Principal Amount:	$1,000,000,000

Benchmark:	1.50% due February 28, 2023

Spread to Benchmark:	+ 226bps

Yield to Maturity:	4.25%

Coupon:	4.25%

Public Offering Price:	100%

Gross Spread:	1%

Net Proceeds to Issuer (before expenses):	$990,000,000

Optional Redemption:
Make-Whole Call:	T+50 prior to December 15, 2022
Call at Par:	On or after December 15, 2022

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2018

Interest Record Dates:	March 1 and September 1

CUSIP / ISIN:	29273V AG5 / US29273VAG59

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Mizuho Securities USA LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Co-Managers	CIBC World Markets Corp. Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

CHANGES TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

In addition to the pricing information set forth above, the preliminary prospectus supplement is hereby updated to reflect the following changes:

Increase in Aggregate Principal Amount

The aggregate principal amount of 4.25% Senior Notes due 2023 (the “2023 Notes”) offered hereby has been increased to $1.0 billion from an expected $750 million.

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This information does not purport to be a complete description of these notes or the offering. Please refer to the preliminary prospectus supplement for a complete description.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement which may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com or from Mizuho Securities USA LLC, 320 Park Avenue – 12th Floor, New York, NY 10022, Attn: Debt Capital Markets, Toll-free: 866-271-7403.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.